EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months
	Ended
	June 30,
	2010	2009
	(Dollars in Millions)

Net income (loss) attributable to Tenneco Inc.	$47	$(82)
Add:
Interest expense	64	66
Portion of rentals representative of the interest factor	7	7
Income tax expense and other taxes on income	30	14
Noncontrolling interest	11	6
Amortization of interest capitalized	2	2
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	—	2

Earnings as defined	$161	$15

Interest expense	$64	$66
Interest capitalized	2	2
Portion of rentals representative of the interest factor	7	7

Fixed charges as defined	$73	$75

Ratio of earnings to fixed charges	2.21	0.20

NOTE: Earnings were inadequate to cover fixed charges by $60 million for the six months ended June 30, 2009.